UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces start of production of the P-78 (Búzios 6) in the Búzios field

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Rio de Janeiro, January 2, 2026 – Petróleo Brasileiro S.A. – Petrobras announces that the FPSO P-78 began production on December 31 in the Búzios field, located in the pre-salt layer of the Santos Basin, with a capacity to produce 180,000 barrels of oil per day, in addition to compressing 7.2 million cubic meters of gas daily.

The unit is part of the Búzios 6 Project, which comprises the seventh system in operation in the field, the largest in Brazil in terms of reserves. With the P-78 coming online, the installed capacity of the field will be expanded to approximately 1.15 million barrels per day. Additionally, the project will enable gas exports to the continent via interconnection with the Rota 3 gas pipeline, increasing Brazil's gas supply by up to 3 million cubic meters per day.

The P-78 inaugurates a new family of proprietary units, designed based on a reference basic project that consolidated hundreds of lessons learned from the first units operating in the pre-salt layer. Furthermore, the FPSO underwent changes in contracting, construction, and assembly strategies, adopting additional technical requirements for quality and efficiency for the shipyards that built it.

The platform is equipped with technologies to reduce emissions and enhance operational efficiency, including the flare gas recovery system, variable speed drives in pumps and compressors, as well as energy integrations between hot and cold streams in oil and gas processing.

The project includes 13 wells (six producers and seven injectors), equipped with intelligent completion systems that maximize production management. The unit will be interconnected with rigid production, injection, and gas export pipelines, as well as flexible lines for service operations, utilizing innovative technologies for pipeline mooring to the FPSO. These pipelines will enable the high-capacity production anticipated for the field's wells.

The P-78 arrived in Brazil in October, coming from Singapore, with commissioning and operational teams on board. This strategy created value by eliminating the need for a stop in sheltered waters in Brazil, while also improving safety, reliability, and operational readiness through the advancement of system commissioning during the transfer to Brazil.

Búzios Field

In October 2025, the Búzios field surpassed the milestone of 1 million barrels per day. This field, discovered in 2010 by well 2-ANP-1-RJS, is located 180 km off the coast of the state of Rio de Janeiro, in ultra-deep waters of the Santos Basin, at a depth of over 2,000 meters. Búzios is operated by Petrobras in partnership with CNOOC, CNODC and PPSA, which manages the production sharing contracts.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer